BIMI INTERNATIONAL MEDICAL INC. (NASDAQ: BIMI)

February 23, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Nasreen Mohammed

Re:	BIMI International Medical Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Amendment No. 1 to Form 10-K Filed August 31, 2022
Form 10-Q for the Quarterly Period ended September 30, 2022
File No.: 001-34890

Dear Ladies and Gentlemen:

We are submitting this letter in response to your letter dated January 24, 2023 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to Amendment No. 1 (the “Amendment”) to the Form 10-K we filed on August 31, 2022 and to our Form 10-Q for the Quarterly Period ended September 30, 2022.

Set forth below are our responses to the comments. For your convenience, the text of each of such comments are reproduced in italics before our response.

Amendment No. 1 to Form 10-K Filed August 31, 2022

Item 1. Business

The Company, page 1

1.	We note your revisions to comment 1. In future filings please further revise to clearly state that you are not a Chinese operating company and that this structure involves unique risks to investors.

In future filings we will further revise to clearly state that our company is not a Chinese operating company and that this structure involves unique risks to investors.

2.	We note your revisions to pages 2 and 16 in response to our prior comment 8. In future filings, revise this section to clearly identify BIMI Medical International Inc. as the entity in which investors hold shares of your common stock and that, as a holding company, BIMI Medical International Inc. does not conduct any of your operations.

In future filings we will further revise this section to clearly identify BIMI Medical International Inc. (the “Company”) as the entity in which investors hold shares of our common stock and that, as a holding company, the Company does not conduct any of our operations.

3.	We note your response to comment 11 and note the revisions to your disclosure on pages 2 and 46 to affirmatively state that you do not use a VIE structure. However, your risk factor on page 46 titled in part “PRC regulations on loans and direct investments by offshore holding companies to PRC entities...” includes two references to a variable interest entity. Please revise your disclosure in future filings to reconcile these statements.

In future filings we will revise the disclosure to reconcile the statements.

4.	In future filings, please include the ownership of BIMI International Medical Inc. in the diagram on page 2.

In future filings we will include the ownership of our Company in the diagram.

Holding Foreign Companies Accountable Act and Related Legislation and Regulations, page 5

5.	We note your response to comment 3. In future filings please revise the cross-reference on page 5 to your risk factor related to the HFCCA to include the full title of this related risk factor. Specifically, the title of the risk factor on page 43 includes an additional sentence beginning with “Pending legislation would reduce...”

In future filings we will revise the cross-reference to the risk factor related to the HFCCA to include the full title of the related risk factor.

Cash Transfers and Dividend Distributions, page 8

6.	We note your response to comment 4, including your revisions beginning on page 8, and reissue in part. In future filings please indicate whether there have been any cash flows or transfers of assets from your subsidiaries and the holding company. Also revise your disclosure to describe any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your company, including your subsidiaries, to the holding company and U.S. investors. Additionally, provide a cross-reference to the condensed consolidating schedule and consolidated financial statements.

In future filings we will indicate whether there have been any cash flows or transfers of assets from our subsidiaries and the holding company and describe whether there are restrictions on our ability to transfer cash between entities, across borders, and to U.S. investors. We will also describe any restrictions and limitations on our ability to distribute earnings to the holding company and U.S. investors. We will also provide a cross-reference to the condensed consolidating schedule and consolidated financial statements.

Cash Management Policies and Procedures, page 10

7.	We note your response to comment 6. In future filings please revise your disclosure in this section to clarify whether there are any restrictions on your ability to transfer cash to you, BIMI Medical International, as a Delaware incorporated holding company. Further, please clarify which holding company you are referring to in this section, where you state “[t]o date, none of our subsidiaries have made any distributions or paid any dividend to the holding company.” We note your table of subsidiaries on page 1 identifies you as a holding company as well as three additional holding companies.

In future filings we will indicate whether there are any restrictions on the ability of our subsidiaries to transfer cash to the Delaware holding company and will identify the holding company as Delaware entity.

Permissions Required from the PRC Authorities for Our Operations, page 10

8.	We note your revisions in response to prior comment 9. In future filings please further revise this section to state whether you or your subsidiaries are covered by permissions requirements from the Cyber Administration of China (CAC) and explain how you arrived at your conclusion and the basis for your conclusion. We note your discussion of CAC under your subsection titled “Recent Regulatory Developments in China” and well as in your Risk Factors section. Please also name counsel where you note that your conclusion that you are not required to seek approval from the PRC is based on the advice of counsel. Please supplementally provide us with draft disclosure showing how you will present this disclosure in future filings.

We are providing the requested supplemental draft disclosure in Appendix “A” hereto.

Item 1A. Risk Factors

Risk Related to Doing Business in China

PRC regulations on loans and direct investments by offshore holdings companies..., page 46

9.	We note your response to comment 7, including providing a cross-reference to the relevant risk factor. In future filings please further revise this risk factor to address the risk that if funds or assets in your business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitation on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. We note that your current risk factor is limited to addressing the transfer of cash or assets from your offshore holdings companies to PRC or Hong Kong entities.

In future filings we will address the Staff’s comments with respect to the risk factor.

Results of Operations

Operating expenses, page 62

10.	We note your response to comment 14 and reissue the comment in part. Your revised disclosure states operating expenses consist mainly of the amortization of convertible notes and other items. However, your Consolidated Statements of Operations were amended to reclassify this amortization to non-operating expenses. In addition, goodwill impairment was reclassified to operating expenses. In future filings, please revise to identify the intermediate causes and also describe the underlying reasons for the changes in operating expenses. Refer to Item 303(b) of Regulation S-K.

In future filings we will identify the intermediate causes and also describe the underlying reasons for the changes in operating expenses.

Consolidated Statements of Operations and Comprehensive Loss, page F-5

11.	We reviewed your revisions in response to comment 16. Please reconcile the amortization of convertible notes to the amounts presented in the Statements of Cash Flows for both fiscal 2021 and 2020.

In response to the Staff’s comment we revisited the revisions provided in the Amendment. We determined that we omitted to extract the amount attributable to the amortization of the convertible notes in 2020 from “General and administrative expenses” and include such amount in the line item “Amortization of convertible notes” in “Other Income (Expense)”. As a result, we intend to file a further amendment to our Form 10-K for the year ended December 31, 2021 and to amend our Form 10-K for the year ended December 31, 2020 reflecting such reclassification and will revise the Statement of Cash Flows in both annual reports to reflect such amortization as separate line items.

Note 5. The Acquisition of the Guoyitang Hospital, page F-21

12.	We note your response to comment 19 and reissue the comment in part. Disclosure is unclear on the amount of consideration paid for Guoyitang hospital and the subsequent acquisitions and how the consideration paid relates to the net assets acquired. Please reconcile the consideration paid to the net assets acquired presented in the tables for all of the acquisitions.

Guoyitang Hospital

We acquired all the issued and outstanding shares of the Guoyitang Hospital for RMB 100,000,000, payable by the issuance of 2,000,000 shares of our common stock and the payment of RMB 60,000,000 in cash, subject to the attainment of certain performance milestones. Upon the initial closing of the agreement, we issued 2,000,000 shares of common stock valued at $3,820,000 ($1.91 per share) and RMB 20 million ($3,048,780) in cash to the seller. The total consideration paid to the seller at such time was $6,916,119.

At the time of the initial closing of the acquisition, Guoyitang had net assets of $1,293,029, and net liabilities of $1,531,303. We recorded $ 3,579,277 as additional paid-in capital due to the issuance of the 2,000,000 shares valued at $3,820,000 less $238,723, which was the difference between the net assets acquired and the net liabilities assumed. We recorded $7,154,393 (the sum of the purchase price and the difference between the assets acquired and liabilities assumed) as Goodwill.

Guanzan Group

We acquired all the issued and outstanding shares of the Guanzan Group for RMB 100,000,000, payable by the issuance of 950,000 shares of our common stock and the payment of RMB 80,000,000 in cash, subject to the attainment of certain performance milestones. Upon the initial closing of the acquisition, we issued 950,000 shares of common stock valued at $2,717,000 based on the market price of $2.86 per share and paid RMB 40,000,000 ($5,687,635) in cash. The total consideration paid to the seller at such time was $8,404,635.

At the time of the acquisition, the Guanzan Group had net assets of $5,567,637 and net liabilities of $4,879,688. We recorded $2,716,050 as additional paid-in capital due to the issuance of the 950,000 shares valued at $2,717,000. We recorded $7,716,686 as Goodwill.

Zhongshan Hospital

We acquired all the issued and outstanding shares of the Zhongshan Hospital for RMB 80,000,000, payable by the issuance of 2,000,000 shares of our common stock valued at $3,480,000 based on the market price of $1.74 per share and the payment of RMB 40,000,000 ($6,171,887) in cash to the seller. The total consideration paid to the seller at such time was $9,651,887.

At the time of the acquisition, Zhongshan had net assets of $2,213,193, and net liabilities of $3,004,800. We recorded $2,686,393 as additional paid-in capital due to the issuance of the 2,000,000 shares valued at $3,480,000 less $791,607, which was the difference between the net assets acquired and the net liabilities assumed. We recorded $10,443,494 (the sum of the purchase price and the difference between the assets acquired and liabilities assumed) as Goodwill.

Zhouda Hospital

We acquired all the issued and outstanding shares of the Zhouda Hospital in consideration for the issuance of 2,200,000 shares of our common stock. Upon the closing of the transaction, the 2,200,000 shares of common stock were valued at $1,498,200 based on a market price of $0.681 per share.

At the time of the acquisition, Zhouda Hospital had net assets of $1,947,998, and net liabilities of $1,374,540. We recorded $1,496,000 as additional paid-in capital due to the issuance of the 2,200,000 shares valued at $1,498,200. We recorded $924,741 (the purchase price less the difference between the assets acquired and liabilities assumed) as Goodwill.

Quangsheng, Eurasia and Minkang Hospitals

We acquired all the issued and outstanding shares of all these three hospitals for RMB 162,000,000, payable by the issuance of 4,000,000 shares of our common stock and the payment of RMB 84,000,000 in cash, subject to the attainment of certain performance milestones. Upon the initial closing of the transaction, cash consideration of RMB 20,000,000 ($3,136,910) was paid and 4,000,000 shares of common stock were issued valued at $5,600,000 based on a market price of $1.40 per share. The total consideration was $8,736,911.

At the time of the acquisition, the three hospitals had net assets of $3,073,186 and net liabilities of $3,403,805. We recorded $5,265,381 as additional paid-in capital due to the issuance of the 4,000,000 shares valued at $5,600,000 less $330,619, which was the difference between the net assets acquired and the net liabilities assumed. We recorded $ 9,067,529, the sum of the purchase price and the difference between the assets acquired and liabilities assumed as Goodwill.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Consolidated Statements of Equity, page 3

13.	We noted you only present a statement for the nine months ended September 30, 2022. An analysis of the changes in each caption of stockholders’ equity and noncontrolling interests presented in the balance sheets shall be given in a note or separate statement. This analysis shall be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which a statement of comprehensive income is required to be filed with all significant reconciling items described by appropriate captions. Please revise future filings. Refer to Rules 8-03(a)(5) and 3-04 of Regulation S- X.

In future filings we will provide the requested analysis.

Notes to the Unaudited Condensed Consolidated Financial Statements

1. Organization and Business Background, page 5

14.	Reference is made to the last paragraph on page 6. Please tell us how you accounted for the June 9, 2022 issuance of the $5 million subordinated promissory note. In this regard, it doesn’t appear to be reflected in your Condensed Consolidated Balance Sheet or your Consolidated Statement of Cash Flows.

The $5 million subordinated promissory note was issued on June 9, 2022 and converted into 1,250,000 shares of the Company’s common stock on July 18, 2022, upon obtaining shareholder approval for the transaction. The issuance of the common stock is reflected in the Consolidated Statement of Cash Flows as “Issuance of common stocks” in the “Cash Flows from Financing Activities.” A portion of the cash provided from this transaction is included as “Cash” in the “Condensed Consolidated Balance Sheets” and the remained was used in operating activities.

We determined that we omitted to reflect this promissory note as note payable as of June 30, 2022. As a result, we intend to file an amendment to our Form 10-Q for the quarter ended June 30, 2022 to reflect such entry and will also revise the Condensed Consolidated Balance Sheets and Consolidated Statement of Cash Flows. We will further amend our Form 10-Q for the quarter ended September 30, 2022 to reflect such entries.

Stock Equity, page 27

15.	Reference is made to the January 24, 2022 issuance of 1,000,000 shares and 500,000 shares for salaries. Please tell us how these transactions are reflected in your financial statements. Explain why there is no related adjustment in your adjustments to reconcile net loss to cash used in operating activities in your Consolidated Statements of Cash Flows.

At the time of issuance of the shares as salaries, we booked $2,999,850, the value of such shares, as “ additional paid-in capital. In each quarterly period in 2020 we recognized one- quarter of such amount as salary expense and the remainder of such amount was recorded as “Other payables and accrued liabilities”. We have determined that the expense should have been recorded as “Stock compensation” and that $2,250,000 should have been recorded as stock compensation in the Consolidated Statement of Cash Flows. We intend to file an amended Form 10-Q to reflect such corrections.

We will include such compensation expense as an adjustment in the Consolidated Statement of Cash Flows and will revise such statement to reconcile the net loss to cash used in our operating activities.

16.	Please tell us how the Hudson Bay and CVI conversions of convertible notes in the nine months ended September 30, 2022 are reflected in your financial statements as well as the Convertible Note footnote table at the top of page 25.

We have determined that the conversions of the convertible notes were not fully reflected in the financial statements and we are working on revising the financial statements to fully reflect the conversions and the decrease in the amount of such convertible notes. As indicated above, we intend to file amended Form 10-Qs for each of the first three quarterly periods in 2022 to reflect such revisions and to also reflect the conversions in the footnote table at the top of page 25.

17.	Reference is made to the Consolidated Statements of Equity. You present issuance of common shares of 29,932,539 in the nine months ended September 30, 2022. The transactions included in footnote 21 for the nine months ended September 30, 2022 sum to 28,896,337. In future filings, please reconcile amounts presented in the Statements of Equity to the transactions in the Notes to the Unaudited Condensed Consolidated Financial Statements.

In future filings we will reconcile the amounts presented in the Statements of Equity to the transactions in the Notes to the Unaudited Condensed Consolidated Financial Statements.

If you have any further questions, please do not hesitate to contact our counsel, Ms. Pang Zhang -Whitaker of Carter Ledyard & Milburn LLP at 212-238-8844.

Very truly yours,

BIMI International Medical Inc.

By:	/s/ Tiewi Song
Chief Executive Officer

Appendix A

Risk Factors

If we do not maintain the privacy and security of sensitive patient, customer and business information, we could damage our reputation, incur substantial additional costs and become subject to litigation. We may become subject to cybersecurity review.

Based on the opinion of our PRC counsel, we do not expect that the current PRC laws on cybersecurity or data security will have a material adverse impact on our business operations. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. As of the date of this report, we have not been involved in any investigations on cybersecurity review initiated by the Cyber Administration of China (“CAC”) or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Based on the nature of our operations our counsel, Chongqing Jiumujinyang (Jiulongpo) Law Firm, has opined that neither we nor any of our subsidiaries are subject to the permission requirements of the CAC.  We believe that we are in compliance with the aforementioned regulations and policies that have been issued by the Cyber Administration of China.

“Recent Regulatory Developments in China”

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On December 28, 2021, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the Cybersecurity Review Measures, the procurement of any network product or service by an operator of critical information infrastructure or the conducting of data processing activities by a network platform operator, that affects or may affect national security, will be subject to a cybersecurity review. A network platform operator that possess personal information of more than one million users must apply to the Cybersecurity Review Office set up under the CAC for a cybersecurity review when it seeks to list overseas.

Based on the opinion of our PRC counsel, we do not expect that the current PRC laws on cybersecurity or data security will have a material adverse impact on our business operations. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. As of the date of this report, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Based on the nature of our operations, our counsel, Chongqing Jiumujinyang (Jiulongpo) Law Firm,  has opined that neither we nor any of our subsidiaries are subject to the permission requirements of the CAC. We believe that we are in compliance with the aforementioned regulations and policies that have been issued by the CAC.